June 15, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Jennie Beysolow
Jennifer Lopez Molina
Keira Nakada
Angela Lumley

Re:	Optimus Healthcare Services, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 28, 2022
File No. 333-261849

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Optimus Healthcare Services, Inc., a Florida corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 25, 2022 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1/A filed with the Commission on April 28, 2022 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Prospectus Summary

Risk Factor Summary, page 5

1.	We note your revised disclosure on page 5 in response to Comment 1 that your consolidated financial statements have been prepared on the basis that the company will continue as a going concern. Please revise here and in the Risk Factor section to also highlight that your auditor raised substantial doubt about the company’s ability to continue as a going concern.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been updated in accordance with the Staff’s comment.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

2.	Please obtain and file an audit report that describes the principal considerations that led the auditor to determine that the matter is a critical audit matter in accordance with paragraph 14b of AS3101.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been updated in accordance with the Staff’s comment.

Revenue Recognition, page F-8

3.	We note your disclosure on page 2 which states in some cases, a portion of the contract fee is paid at the time the contract is executed with the balance of the contract fee payable either monthly or in installments upon the achievement of milestones over the study duration. Please revise your revenue recognition accounting policy to disclose how these types contacts are accounted for under ASC 606.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the description noted on page 2 does not relate to the recognition of revenues. The description referred to relates to amounts due from the Company to hospitals and community-based practices providing services to the Company. The prior two paragraphs (located on page 1) describe the Company’s relationship with pharmaceutical companies and contract research organizations which relate to the Company’s revenue activities.

Notes to Consolidated Financial Statements 2.

Summary of significant accounting policies Finite-

lived Intangible Assets, page F-10

4.	We have reviewed your response and revised disclosure to comment 12 noting it does not appear to address our comment in its entirety. Please disclose the useful life over which the internal-use software is amortized. In addition, tell us how you determined the useful life of the software.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the software is expected to be used in a number of additional future versions in additional medical fields. The completed code to date will be able to be used substantially in its current form for use in these additional fields. The Company expects to roll out these additional products over the next 3 – 5 years. As additional products are completed or new substantial updates are completed, the useful life of each will be reviewed to determine the applicable useful life. As a relatively early application in this area, the Company believes that obsolescence will not be a substantial risk for the next several years.

7. Reverse merger

Optimus Healthcare Services, Inc., page F-14

5.	We have reviewed your responses to comments 9 and 13 noting they do not appear to address these comments in their entirety.

●	Please provide us with the terms of the acquisition of the 51% interest in Clinical Research Alliance Acquisition Corp. by Optimus Healthcare Services, Inc. Please tell us the consideration exchanged and whether there were common shareholders between the two entities.

●	Please tell us the consideration exchanged and whether there were common shareholders in the November 25, 2021 acquisition of Clinical Research Alliance by Clinical Research Alliance Acquisition Corp.

●	If true, confirm that the historical financial statements are those of Clinical Research Alliance;

●	Tell us how you calculated the non-controlling interest recorded on your statements of operations; and

●	Describe for us how you recorded the acquisition of 48.88% interest in CRAAC that was exchanged for $425,000 of debt that was loaned to CRAAC.

In addition, please describe the basis for identifying Clinical Research Alliance as the accounting acquirer for each of the transactions listed herein.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the footnote disclosing the reverse merger has been amended for clarity and also to address the Staff’s comments. With regards to the specific questions noted above by the Staff:

1.	The November 6, 2020 acquisition of 51% of CRAAC by Optimus (Delaware Corporation) was a transaction of 2 entities, neither of which had any assets, liability, or operations.

2.	The Company treated Clinical Research Alliance, Inc. as the accounting acquirer in the transaction on November 25, 2020 with CRAAC for a number of reasons primarily:

a.	CRAAC had been formed shortly prior to and for the purpose of issuing equity in the business combination with Clinical Research Alliance, Inc. Since CRAAC met the definition of a newly formed entity pursuant to ASC 805-10-55-15, Clinical Research Alliance Inc. as the entity existing before the business combination would be deemed the accounting acquirer.

b.	The Company determined that CRAAC did not meet the definition of a business.

3.	The historical financial statements presented are those of Clinical Research Alliance, Inc.

4.	As disclosed in note 16, on the date the Company acquired the additional 48.88% of CRAAC shares, the Company reclassified $274,400 of the amount of the non-controlling interest. For date prior to that transaction, 49% of the net income of Clinical Research Alliance was reflected as noncontrolling interest and subsequent 0.12% of the Clinical Research Alliance net income has been reported as noncontrolling interest.

5.	The Board of CRAAC, authorized the issuance of 425,000 shares of CRAAC stock to the Company in order to extinguish $425,000 in funds advanced to CRAAC by the Company. As described above, the Company also reclassified the portion of the noncontrolling interest for the portion acquired.

8. Business acquisition, page F-14

6.	We have reviewed your response to comment 6 noting the following:

●	It appears the shares outstanding utilized in the investment test includes 13,000,000 shares of common stock previously in common stock to be issued. Please tell us what these shares represent and when these shares were issued.

●	It appears you utilized the daily average price five days before the transaction and not last five trading days of the month end prior to the earlier of the announcement date or agreement date of the acquisition.

Please tell us how your calculation under the investment test complies with the guidance in Rule 1.02(w)(1)(i)(3) of Regulation S-X.

In addition, it appears the acquisition price you utilized of $4,160,000 is inconsistent with the acquisition price you disclosed on page F-14 of $4,560,000. Please clarify or revise.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the 13 million shares noted in the Staff’s comment related to the shares issued in the reverse merger transaction involving CRA. As indicated in Note 7 of the audited financial statements, as part of the reverse merger transaction on December 28, 2020, there were 18 million shares to be issued. In connection with the transaction, the former CEO returned 5 million shares. These 13 million net shares were not issued or cancelled until 2021.

The calculation related to the materiality of the acquisition has been updated to reflect the guidance in Rule 1.02(w)(1)(i)(3) and the acquisition price has been updated to reflect the final transaction price as disclosed in Note 8 of the financial statements. We have set forth a copy of the updated calculation below.

Investment test

Shares outstanding		21,038,115
2/26/2021	2.39
2/25/2021	2.09
2/24/2021	2.1
2/23/2021	2.24
2/22/2021	2.24
Average current price		2.21
Current market value		46,536,310
Acquisition price		4,560,000
			9.80%
Significance percentage used			13.40%

7.	We have reviewed your response and revised disclosure to comment 7 noting it does not appear to address our comment in its entirety. We note that you have allocated $1,921,427 to acquired software development costs that was previously identified as goodwill. Please tell us how the company determined that part of the acquisition price should be allocated to this intangible asset when the previous filings did not indicate the allocation of the purchase price was provisional. In addition, please disclose how the fair value of this intangible was determined and the useful life over which this intangible is being amortized.

Response

The Company acknowledges the Staff’s comment and advises the Staff that in reviewing the Staff’s prior comment on the valuation of the intangibles acquired in the Painscript acquisition, the Company performed a systemic review of the recording of the allocation of the acquisition price. The Company considered what intangibles were included in the acquisition and determined the only identifiable intangible acquired was Computer software. After reviewing the development status of the software at acquisition, the company obtained a valuation of the software on a discounted cash flow method using projections and a summary of development versions including timing related to the their status and completion available at the time of the acquisition. Please see the response to comment 4 for the determination of the useful life. [

8.	We have reviewed your response to comment 8. Please tell us how you considered the probability of the various outcomes actually occurring when determining the fair value of the contingent consideration.

Response

The Company acknowledges the Staff’s comment and advises the Staff that as set forth in the agreement, the shares are to be released to the seller if the seller achieves the commercialization success threshold. At the acquisition date, we assessed the probability of the seller meeting the threshold for a commercialization success. As such we determined the probability of commercialization success was between 95-98%.

16. Convertible notes payable, page F-17

9.	We reviewed your response to comment 10 in which you initially value the beneficial conversion feature at $1,716,000 but you ultimately allocate and record only $982,257 for the beneficial conversion feature. Please tell us how this complies with ASC 470-20-25-5.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the beneficial conversion feature was not recorded based on its relative fair value. The note proceeds were $2,000,000. The proceeds were first allocated to the warrants at $88,691; then to the common stock at $928,762. The remaining proceeds after allocated to the warrants and common stock was $982,547. The BCF was calculated at $1,716,000. However, it was limited to the remaining proceeds of $982,257.

General

10.	We note your disclosure that “PainScript expanded its salesforce by engaging an external “affiliate” sales team to focus on specific localities.” Please clarify what you mean by an “external affiliate.”

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been updated in accordance with the Staff’s comment.

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If you have any further comments and/or questions, please contact the undersigned at (516) 806-4201 or Richard Friedman, Esq. or Stephen Cohen, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Very truly yours,

/s/ Marc Wiener
Marc Wiener
Chief Executive Officer